SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 22, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Sony Announces Revision of Consolidated Forecast for the Fiscal Year ended March 31, 2015

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 15-036E
3:00 P.M. JST, April 22, 2015

Sony Announces Revision of Consolidated Forecast
for the Fiscal Year ended March 31, 2015

Tokyo, April 22, 2015 -- Sony Corporation has revised its consolidated results forecast for the fiscal year ended
March 31, 2015 (April 1, 2014 to March 31, 2015).

Consolidated Results Forecast for the Fiscal Year ended March 31, 2015

			(Billions of yen)
	Revised Forecast	February Forecast	March 31, 2014 Actual Results	Change from February Forecast	Change from March 31, 2014 Actual Results
Sales and operating revenue	¥8,210	¥8,000	¥7,767.3	+2.6%	+5.7%
Operating income	68	20	26.5	+¥48.0 bil	+¥41.5 bil
Income (loss) before income taxes	39	(5)	25.7	+¥44.0 bil	+¥13.3 bil
Net income (loss) attributable to Sony Corporation’s stockholders	(126)	(170)	(128.4)	+¥44.0 bil	+¥2.4 bil

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The forecast for consolidated results for the fiscal year ended March 31, 2015, as announced on February 4, 2015, was based on assumed foreign currency exchange rates for the fourth quarter (from January 1, 2015 to March 31, 2015) of approximately 118 yen to one U.S. dollar and approximately 133 yen to one euro.  The average rates for the fourth quarter were 119.1 yen to one U.S. dollar and 134.4 yen to one euro.

The forecast for consolidated sales has been revised upward primarily due to an anticipated increase in Financial Services revenue as well as an increase in sales in the Music, Imaging Products & Solutions, and Game & Network Services (“G&NS”) segments when compared to the February Forecast.

The forecast for consolidated operating income has been revised upward primarily due to an anticipated increase in operating income in the Financial Services segment due to a decrease in the provision of policy reserves pertaining to minimum guarantees for variable insurance at Sony Life Insurance Co., Ltd., mainly driven by a rise in the stock market, the impact of the above-mentioned increase in sales in the G&NS and Music segments, as well as a decrease in costs in the Home Entertainment & Sound segment when compared to the February forecast.

The forecast for income before income taxes was revised upward primarily due to the above-mentioned upward revision in consolidated operating income.

The forecast for net loss attributable to Sony Corporation’s stockholders was revised upward primarily due to the above-mentioned upward revision in operating income.

The current forecast has been prepared based on information available at the time of the issuance of this release.  Actual results may differ from this forecast due to a variety of factors.  See “Cautionary Statement” below for further details.

The actual consolidated results for the fiscal year ended March 31, 2015 and the consolidated results forecast for the fiscal year ending March 31, 2016 are scheduled to be announced on April 30, 2015.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s effort to anticipate and manage cybersecurity risk, including the risk of potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)19-3281-6000

IR home page: http://www.sony.net/IR/

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